Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 o: 650.493.9300 f: 650.493.6811

CONFIDENTIAL TREATMENT REQUESTED
BY CHIME FINANCIAL, INC.: CHIME-002
March 12, 2025

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO 17 CFR 200.83 WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].” THE OMITTED PORTIONS ARE BRACKETED IN THE UNREDACTED SUBMISSION FOR EASE OF IDENTIFICATION.

Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	James Lopez
Tonya Aldave
John Spitz
Michael Henderson

Re:	Chime Financial, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted January 29, 2025
CIK No. 0001795586
Ladies and Gentlemen:
On behalf of our client, Chime Financial, Inc. (“Chime” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 21, 2025, relating to the above referenced Amendment No. 1 to Draft Registration Statement on Form S-1 (the “Registration Statement”). On behalf of the Company, we are concurrently submitting on a confidential basis via EDGAR a revised draft of the Registration Statement (“Amendment No. 2”).
AUSTIN     BEIJING     BOSTON     BOULDER     BRUSSELS     HONG KONG     LONDON     LOS ANGELES     NEW YORK     PALO ALTO
SALT LAKE CITY     SAN DIEGO     SAN FRANCISCO     SEATTLE     SHANGHAI     WASHINGTON, DC     WILMINGTON, DE

U.S. Securities and Exchange Commission March 12, 2025 Page 2	CONFIDENTIAL TREATMENT REQUESTED BY CHIME FINANCIAL, INC.: CHIME-002
Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. For the convenience of the Staff, we are providing to the Staff a copy of this letter through the Staff’s secure file transfer.
In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement) and as specifically noted, all page references herein correspond to the pages of Amendment No. 2.
Amendment No. 1 to Draft Registration Statement on Form S-1
General
1.We note your response to comment 2. As the draft registration statement cites information and reports that you attribute to third parties, and the reports were commissioned by you, please revise to provide consents for each such third-party report.
The Company acknowledges the Staff’s comment and respectfully advises the Staff that the consent of FS Vector LLC relating to the Chime vs. Traditional Retail Banking Study (the “FS Vector Study”) is included in the exhibit index as Exhibit 23.3 and will be filed with a future amendment to the Registration Statement.
The Company advises the Staff that it does not believe any additional consents are required with respect to surveys or studies cited in the Registration Statement. In addition to the FS Vector Study, the Company cites information in the Registration Statement from the following third-party surveys or studies commissioned by the Company: the Banking and Switcher Survey; the Brand Awareness Survey; the Enrollment Surveys; the Experian Study; and the Service NPS Surveys (collectively, the “Ordinary Course Materials”). As described further below, all of the Ordinary Course Materials were prepared in the ordinary course of business and were not prepared for use in connection with the Registration Statement. In addition, and as further described below, the vendors who conducted the surveys or studies comprising the Ordinary Course Materials are not experts within the meaning of Section 7 of the Securities Act of 1933, as amended (the “Securities Act”).
The Ordinary Course Materials were not prepared for use in connection with the Registration Statement
The Company notes that the consent requirements of Section 7 of the Securities Act and Rule 436 of the Securities Act (“Rule 436”) are generally directed at circumstances in which an issuer has engaged a third-party expert or counsel to prepare a valuation, opinion, or other report specifically for use in

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connection with a registration statement. All of the Ordinary Course Materials were commissioned and prepared in the ordinary course of business to provide the Company with insights relating to its members and competitive landscape. Set forth below is a description of each of the Ordinary Course Materials, including further detail on the context in which such materials were commissioned.
The Banking and Switcher Survey
The Banking and Switcher Survey is a third-party survey conducted in July 2024 targeting Americans aged 18 to 54 years with a household income up to $100,000 who opened or switched to a new direct deposit account in the preceding 12-month period. The Company previously commissioned similar surveys in May 2023 and October 2023. The Company uses this survey data for competitive benchmarking analyses.
The Brand Awareness Survey
The Brand Awareness Survey is a third-party survey that is regularly conducted every month targeting Americans aged 18 to 54 years with a household income up to $100,000. The Company has commissioned this survey since October 2019. The Company uses this survey data in connection with its marketing activities, including to support certain marketing claims and to assess the impact of marketing activities.
The Enrollment Surveys
The Enrollment Surveys are third-party surveys of newly enrolled members that are conducted three days after their enrollment with Chime. The Company has commissioned these surveys since January 2024 and has conducted other, similar surveys in prior years to gain an understanding of its new members. The Company uses this survey data to inform strategic priorities regarding product development and marketing and to better understand its competitive landscape.
The Experian Study
The Experian Study is a study conducted by Experian in January 2024 measuring FICO Score 8 improvements of Chime members who made their first purchase with the Chime Credit Builder secured credit card between June and October 2022. The Company commissioned a study with Experian in late 2021 and had previously commissioned similar studies with another third party after the launch of Credit Builder in 2020. In 2023, the Company re-engaged Experian to perform the January 2024 study based on more recent data. The Company uses this survey data in connection with its marketing and to inform product and marketing decisions related to Credit Builder. The Company anticipates periodically refreshing this study in the future to continue to support its marketing efforts and to help inform future product and marketing decisions related to Credit Builder.
The Service NPS Surveys
The Service NPS Surveys are third-party surveys of members conducted on a rolling basis to measure the satisfaction of the Company’s members after member support interactions. The Company has conducted these surveys for over ten years. The Company uses this survey data to assess member satisfaction, to inform product development, and to improve its member support experience.

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For the reasons stated above, the Company respectfully submits to the Staff that all of the Ordinary Course Materials were commissioned in the ordinary course of business and were not prepared in connection with the Company’s initial public offering or specifically for use in the Registration Statement. Further, the Company had commissioned all of the foregoing Ordinary Course Materials or previous iterations thereof before the Company engaged advisors and commenced preparation of the Registration Statement and in no cases were the third parties involved in preparation of the Ordinary Course Materials aware of the possibility of this data being used in connection with a registration statement at the time of preparation.
The Survey Providers are not “experts” under Rule 436
The Company further reiterates that the vendors who conducted the surveys or studies comprising the Ordinary Course Materials are not among the class of persons subject to Section 7 and Rule 436 as “experts” unless the Company expressly identifies such provider as an expert or the statements are purported to be made on the authority of such provider as an “expert.” The third-party service providers conducting the surveys or studies comprising the Ordinary Course Materials are not the type of “experts” identified in Section 7, such as accountants, engineers, or appraisers providing an audit or valuation report, whose profession and expertise gives authority to their statements in such a report. On the contrary, the third-party service providers generally conducted surveys and collected information based on criteria or questions provided by the Company and then provided consolidated information based on those surveys to the Company. Because the Company neither identifies any such provider as an expert nor presents any cited information as statements that are purported to be made on the authority of such provider as an expert, the Company submits that the vendors who conducted the surveys or studies comprising the Ordinary Course Materials are not experts of the kind whose consent is required to be filed pursuant to Rule 436.
Summary
Overview, page 2
2.We note your response to prior comment 10 and revised disclosure regarding the income of targeted customers. Please revise to further clarify the nature of your typical customers, for example, whether prime, near prime, subprime, etc.
The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not widely collect credit score data from its members, nor does it manage its business based on the credit score data of its members. Specifically, the Company does not require credit score data from a member upon sign-up, nor does it utilize credit score data in its risk models or in determining limits in connection with the underwriting of liquidity products offered through the Company’s platform, such as Credit Builder, SpotMe, and MyPay. Rather, as disclosed in Amendment No. 2, the risk models used for the liquidity products offered through the Company’s platform leverage AI and ML models along with comprehensive member data, including historical transaction and engagement activity through Chime, and other data sources. As a result, the Company is only aware of credit score data for a minority of its members, specifically those members who have enrolled in FICO credit score monitoring. Because the Company does not have credit score data for the majority of its members, it would be highly speculative to attempt to further clarify the nature of its typical members, and any such effort could be misleading to

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investors. Further, credit score data of the Company’s members does not impact the Company’s approach to its product offerings or its risk management and underwriting standards. Moreover, the Company believes its existing disclosures adequately describe its typical members and the specific risks associated with its approach to its product offerings, including the liquidity products offered through its platform. The Company has revised the disclosure on pages 35, 78, 134, and 159 to further clarify that credit score data is not used in its risk models.

3.We note your response to comments 42 and 50. Your summary and business disclosures continue to emphasize your “[w]e believe in free” model, particularly as compared to traditional banks. We also note the disclosure on page 113 regarding other financial technology companies, whose fee practices “can vary.” The examples given appear to allow for an understanding that other financial technology companies offer similar services with fees that are also substantially less than those of traditional banks. Please revise here and business section to clarify. Additionally, please revise Competition beginning on page 157 to identify financial technology competitors, as it is unclear why you believe this is not material disclosure.
The Company respectfully advises the Staff that it has revised the disclosure on pages 7, 123, and 168 to address the Staff’s comment. The Company further advises the Staff that the Company’s primary financial technology competitors, Cash App, Affirm, and PayPal, were already named on page 158 of the Registration Statement.
Digital-First Partnership Strategy, page 9
4.We note your response to prior comment 13. Please revise here or elsewhere as appropriate to specify in narrative or quantitative terms the approximate percentage or range of percentages of your member accounts held at each of the two banks. With a view to clarifying disclosure, advise us of the amounts by type of account, such as checking or savings accounts.
The Company respectfully advises the Staff that it has revised the disclosure on page 170 to address the Staff’s comment. The Company further advises the Staff on a supplemental basis that for December 2024, the approximate percentage of active accounts by type of account held at each of The Bancorp Bank, N.A. (“Bancorp”) and Stride Bank, N.A. (“Stride”) is as follows:

2024
	Bancorp	Stride
Debit Accounts	[****]%	[****]%
Savings Accounts	[****]%	[****]%
Secured Deposit Accounts (Credit Builder)	[****]%	[****]%
Total Accounts	[****]%	[****]%

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The Company advises the Staff that the number of Secured Deposit Accounts held at Stride is disproportionately higher due to the fact that Credit Builder initially launched with only Stride before later launching with Bancorp as well.
Risk Factors, page 21
5.We note your revised disclosure related to the Credit Builder and the fact that you provide a credit card with a certain limit amount tied to the bank account that has the same or similar balance with one of your bank partners. If material, please add risk factor disclosure describing the risks to you if your members default on paying off their credit cards and simultaneously withdraw funds from the bank partner accounts. In the alternative, please explain, if applicable, how credit line limits on your Credit Builder credit cards change if the members reduce their secured checking and saving account balances.
The Company respectfully advises the Staff that the credit limit on a member’s Credit Builder secured credit card is generally equal to the amount a member deposits into their corresponding secured deposit account. Deposits and withdrawals in a member’s secured deposit account will change such member’s credit limit and available to spend amount; if a member reduces their secured deposit account balance, such member’s credit line limit immediately reduces by that amount. Further, when a member makes purchases with their Credit Builder secured credit card, the purchase amount immediately decreases the member’s available to spend amount and as a result a corresponding amount of funds remains in the secured deposit account. As a result, the Company does not believe the risks it faces from members defaulting on paying off their Credit Builder secured credit cards and simultaneously withdrawing funds from the bank partner accounts are material to its business, financial condition, or results of operations. The Company further advises the Staff that it has revised the disclosure on page 152 to provide additional detail regarding the Credit Builder secured credit card.
6.We note your revised disclosure and response to prior comment 14. Please revise to quantify the required minimum collateral and reserve account balances.
The Company acknowledges the Staff’s comment and respectfully advises the Staff it has revised the disclosure on pages 53 and 94 to address the Staff’s comment. The Company supplementally advises the Staff that, as described in the revised disclosure with respect to collateral balances, the Company is not subject to a minimum balance amount under the terms of its agreement with Bancorp and rather has historically elected to fully collateralize SpotMe receivables at Bancorp in lieu of paying fees on uncollateralized amounts.
Liquidity Products, page 92
7.Please refer to prior comment 27. Given the interaction of your product collateral and product obligation liability and the disclosure of the roll forward of your product collateral provided on

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page 93, please also revise your filing to include a roll forward of your product obligation liability for each period presented.
The Company respectfully advises the Staff that it has revised the disclosure on page 95 to address the Staff’s comment.
Platform-Related Revenue, page 93
8.We note your disclosure on page 94 that “[u]nder the terms of our applicable contractual agreements with each bank partner, member deposits are either placed in the interest community deposit sweep program or held by [y]our bank partners.” With a view to clarifying disclosure, if material, please advise us of the factors considered and who makes the decision on whether and where member deposits are moved under the sweep program.
The Company respectfully advises the Staff that each bank partner participates in the community deposit sweep program by directly contracting with a third-party administrator of such program. The Company is not a party to such contracts. As part of each bank partner’s ordinary course balance sheet management efforts, each bank partner may elect to hold a portion of such amounts on its own balance sheet or to have all such amounts swept into the community deposit sweep program. These balance sheet management decisions are made by our bank partners. In connection with the original design of the community deposit sweep program, the Company and its bank partners worked with the third-party administrator of such program to design a structure through which member balances are regionally categorized and a substantial majority of balances would be swept to a community or regional bank located in the same regional category. The Company believes a majority of member deposits participating in the sweep program meet such criteria. The Company further advises the Staff that it has revised the disclosure on page 165 to clarify its disclosure regarding the community deposit sweep program.
Finally, the Company advises the Staff that high-yield savings revenue represented less than [****]% of the Company’s total revenue for 2024, inclusive of both net interest revenue relating to balances held by our bank partners and amounts placed in the community deposit sweep program, and, as a result, the Company does not consider this program to be material to its business, financial condition, or results of operations, nor does the Company currently expect the program to become a material percentage of its total revenue in the future.

Our Market Opportunity
Addressing Additional Financial Needs of Everyday Americans, page 133
9.We note your disclosure here that “[b]y developing and introducing new products, services, and features to address the additional financial needs of the 196 million Americans [you] serve today, [you] believe [your] total addressable market (“TAM”) can expand to a $312 billion annual revenue opportunity.” Please revise this disclosure:
●to clarify that you do not currently serve 196 million Americans because it does not appear that you have that many clients to date; and
●it appears that your definition of the “total addressable market” or “annual revenue opportunity” is the same as the entire size of the financial services market, which is highly competitive with numerous participants; as such please either revise or add balancing

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language in discussing the total addressable market here and throughout the draft registration statement.
The Company respectfully advises the Staff that it has revised the disclosure on pages 13, 54, 143, and 144 to address the Staff’s comment.
ChimeCore -- Our Proprietary Payment Processor and Ledger, page 148
10.We note your response to prior comment 48 and revised disclosure regarding ChimeCore, including the statement on page 48 that Chime does not currently receive funds from or transmit funds on behalf of members. Please reconcile with disclosure elsewhere that a portion of member transactions are processed through ChimeCore. Additionally, please revise here or where appropriate to address any plans to transition credit card transactions to ChimeCore.
The Company respectfully advises the Staff that ChimeCore’s role in transaction processing does not involve receiving or transmitting funds; rather, as transaction processor, ChimeCore’s role is to facilitate the necessary messaging between parties involved in a transaction (e.g., members, bank partners, external banks involved in a transaction, and card networks) that allows for the processing of the applicable transaction. As disclosed on page 48, Pay Anyone payments are currently sent from a Chime member’s checking account at one of the Company’s bank partners, with the bank partner moving funds to the intended recipient’s account. As disclosed on page 169, at no point are member checking, savings, or secured credit card funds held in a Chime owned account, titled in Chime’s name, or controlled by Chime; further, member funds are not held on Chime’s balance sheet. Instead, funds are held by the Company’s bank partners, or, for savings accounts, may be swept by the Company’s bank partners to accounts at community deposit sweep program banks.
With respect to the last sentence of the Staff’s comment, the Company respectfully advises the Staff that all credit card transactions have already transitioned to ChimeCore. The Company further advises the Staff that it has revised the disclosure on pages 26, 37, and 158 to clarify with respect to the transition of other transactions to ChimeCore.
Risk Decisioning Platform, page 148
11.We note your response to prior comment 39 and your revisions made in this section. Please revise further to clarify if your risk management and underwriting standards are related and, if so, describe the relationship. State clearly who makes the final decision on underwriting. In this regard, based on your revised disclosure, it appears that you develop the standards, your bank partners approve them, and then you implement or execute on the standards that have been agreed upon. Finally, briefly describe your risk and underwriting standards.
The Company respectfully advises the Staff that it has revised the disclosure on pages 35, 36, 53, 158, 159, 160, and 161 to address the Staff’s comment. The Company further advises the Staff that, as disclosed in Amendment No. 2, the Company views risk management as its overall framework for managing various risks related to its business, including with respect to fraud risk management, credit risk management, which includes underwriting capabilities, and financial crime management.

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Bank Partnerships, page 158
12.We note your response to prior comment 40 and the statement on page 160 that the sweep account activities contribute to “the net revenue Chime earns based on high-yield savings balances.” Please revise this section to further clarify how the sweep program contributes to your revenues.
The Company respectfully advises the Staff that it has revised the disclosure on page 170 to address the Staff’s comment.
13.We note your response to prior comment 47 and are unable to locate the following revised disclosure. Please revise to disclose the material terms of the agreements with your bank partners. Clarify generally how the interest rates are set and by whom on the “high-yield savings accounts.” Additionally, revise where appropriate to disclose the material terms of the agreements with the card networks and payment gateways. As stated in the response letter, please disclose the other nationally recognized companies in addition to Visa.
The Company respectfully advises the Staff that it has revised the disclosure on page 96 to address the terms of its agreements with its bank partners relating to how interest rates are set.
With respect to disclosure of the material terms of the Company’s agreements with card networks and payment gateways, the Company acknowledges the Staff’s comment and respectfully advises the Staff that it has reviewed its arrangements and relationships with such third parties, and, based on that review, does not believe it is required to file any such agreements as a material contract. These agreements are the type of arrangements that typically accompany the kind of business conducted by the Company in the ordinary course. In addition, the Company believes that, if necessary, it could find alternative card networks and payment gateways with comparable service offerings. Therefore, the Company does not believe it is required to file any of its agreements with card networks or payment gateways as an exhibit under Item 601(b)(10) of Regulation S-K.
With respect to the last sentence of the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages iii and 176 to address the Staff’s comment.
14.Please briefly explain the term “omnibus account” when referring to accounts held at your bank partners for the benefit of your members.
The Company respectfully advises the Staff that it has revised the disclosure on pages 42, 169, and 173 to address the Staff’s comment.
Regulation of Our Bank Partnership Model, page 162
15.We note your response to prior comment 37 and revised disclosure referencing “policies and procedures.” With a view to clarifying disclosure, please advise us of the regulatory requirements or guidance relevant to such policies and procedures.
The Company respectfully advises the Staff that the referenced policies and procedures are describing such policies and procedures required to address the conditions under 12 C.F.R. §§ 330.5 and 12 C.F.R. §§ 330.7 with respect to “pass-through” deposit insurance and the recognition of deposit

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ownership by the Federal Deposit Insurance Commission (the “FDIC”) in instances where depositor funds are held through a fiduciary relationship or multi-tiered fiduciary relationships or in nominee or custodian accounts. The FDIC reviews potential pass-through arrangements at the time an insured institution fails to determine if the requirements for pass-through insurance are satisfied. Such policies and procedures include ensuring that the FDIC be able to review and assess that each principal is the actual owner of the deposited funds, that insured institution records include the agency nature of the deposit account, and that the title of the account reflects that it is held for the benefit of another party.
Consolidated Statement of Operations, page F-6
16.Please refer to prior comment 53. We note in your response that your technology and development expenses are primarily related to your commitment to research and investment in advancing technology and driving product innovation and that these amounts are not directly tied to the generation of revenue and do not vary in direct proportion to revenue. We also note disclosure on page 75 that your investments in product innovation and your technology platform has fueled growth in your business, as highlighted by the growth of gross profit and transaction profit presented in the accompanying chart. As a result, please further explain why technology and development expenses are excluded from cost of revenues, and therefore also from gross profit and transaction profit, including as it relates to these measures as indicators of your ability to scale efficiently. Please quantify the amount of and describe the nature of any variable costs presented within your technology and development expenses and provide additional detail for us regarding the nature of all technology and development expenses as discussed on page 95.
The Company respectfully advises the Staff that it has revised the disclosure on page 76 to address the Staff’s comment. The Company further advises the Staff that, as disclosed in Note 2 to the Company’s consolidated financial statements on page F-12, its technology platform, including but not limited to ChimeCore and the software supporting the MyPay product, each of which is internally developed, is integral to its revenue generating product offerings. As a result, associated costs are included within the cost of revenue. As noted in the response to prior comment 53, the Company’s technology and development expenses are primarily related to the Company’s commitment to research and investment in advancing technology and driving product innovation; such expenses, however, are not directly tied to the generation of revenue and do not vary in direct proportion to revenue.
The Company supplementally advises the Staff that its technology and development expenses are primarily discretionary investments aimed at research and development activities related to the Company’s platform and product offerings, and are not variable in nature or directly related to revenue generation. For each year presented in Amendment No. 2, over [****]% of the Company’s technology and development expenses consisted of personnel-related expenses, including salaries, employee benefit costs, and stock-based compensation for employees engaged in the engineering, product management, data science, and design functions, and allocated overhead. The variable portion of such expenses primarily relate to performance-based bonuses and stock-based compensation. The remaining amount primarily consists of the portion of cloud infrastructure expenses related to technology and development such as the support of development environments, testing, and experimentation, which was between [****] and [****]% of technology and development expenses for each year presented in Amendment No. 2. These amounts vary based on usage and are not tied to revenue generation. Cloud infrastructure expenses and hosting costs related to ChimeCore, the software supporting the MyPay product, and others are included within cost of revenue. Technology and development expenses also include software services for data analytics and machine learning used internally for research and development purposes

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and miscellaneous expenses such as internet services for the Company’s offices, security infrastructure, and professional services that support the Company’s technology and development teams but are not directly associated with the delivery of products or generation of revenue. Variability of these costs depends on contract terms but typically depends on usage amounts or requirements.

By contrast, the Company categorizes expenses that are directly associated with revenue generation or fluctuate with revenue as cost of revenue. Such expenses include transaction processing and bank partner costs and card and ATM network costs, net of incentives, as these expenses vary with revenue and are directly incurred to support the Company’s revenue generating business operations. Additionally, as discussed above, the Company includes in cost of revenue the amortization of costs related to ChimeCore, the software supporting the MyPay product, and others, including third-party infrastructure and hosting costs, as these directly support revenue generation by facilitating the transactions from which the Company generates revenue.
Exhibits
17.We note your response to prior comment 55. Please disclose what other “third-party software providers” you are referring to on page 4, 78, 108, 132, and 149. File the agreement with Galileo Financial Services or other third parties as exhibits to the registration statement and describe their material terms, or tell us why you do not believe you are required to do so. Refer to Item 601 of Regulation S-K.
The Company respectfully advises the Staff that it has revised the disclosure on pages 5, 118, and 142 to address the Staff’s comment. The Company further advises the Staff that such references to third-party software providers refer broadly to the category of external vendors that the Company may have needed to use—or use to a greater extent—prior to developing its own in-house platforms, which are discussed in the section titled “Business—Our Vertically-Integrated Technology Platform.”

With respect to our service agreement with Galileo Financial Technologies, LLC (“Galileo”), the Company further advises the Staff that it has reviewed its arrangements and relationship with Galileo and, based on that review, believes that it is not required to file the service agreement with Galileo as a material contract. The service agreement with Galileo is the type of arrangement that typically accompanies the kind of business conducted by the Company in the ordinary course and the Company believes that it could obtain payment processing services that are substantially similar to those that it receives from Galileo on commercially reasonable terms from other companies that provide comparable offerings to Galileo. Further, as described in Amendment No. 2, the Company has begun to transition its transaction processing and ledgering activities from Galileo to ChimeCore. As of the end of 2024, all credit card transactions were processed by ChimeCore, rather than Galileo, and the Company expects to transition away from Galileo over time. The Company therefore believes it has both external and internal options to replace the services provided by Galileo, if needed. While accelerating the full transition to ChimeCore or transitioning to alternative providers could potentially be disruptive and increase the Company’s costs for a short period, such a transition would not be expected to cause substantial harm to the Company’s business or results of operations over the longer term and, in the case of an accelerated transition to ChimeCore, such costs may be partially offset by expected cost savings. For the foregoing reasons, the Company believes that its business is not currently and will not in the future be substantially dependent on its arrangements with Galileo, and therefore the Company does not believe it is required to file the service agreement as an exhibit under Item 601(b)(10)(ii)(B) of Regulation S-K.
*****

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Please direct any questions regarding the Company’s responses or Amendment No. 2 to the Registration Statement to me at (650) 565-3574 or rpavri@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation
/s/ Rezwan D. Pavri
Rezwan D. Pavri

cc:	Christopher Britt, Chime Financial, Inc.
Matthew Newcomb, Chime Financial, Inc.
Adam Frankel, Chime Financial, Inc.

Lisa L. Stimmell, Wilson Sonsini Goodrich & Rosati, P.C.
Colin G. Conklin, Wilson Sonsini Goodrich & Rosati, P.C.
Gordon W. Grafft, Wilson Sonsini Goodrich & Rosati, P.C.

David K. Lam, Wachtell, Lipton, Rosen & Katz
Steven R. Green, Wachtell, Lipton, Rosen & Katz

Byron B. Rooney, Davis Polk & Wardwell LLP
Marcel R. Fausten, Davis Polk & Wardwell LLP
Emily Roberts, Davis Polk & Wardwell LLP

Peter Choi, Ernst & Young LLP